Filed by: Texas Capital Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Texas Capital Bancshares, Inc. (Commission File No.: 001-34657)
Date: December 9, 2019

The following is a Frequently Asked Questions letter sent to employees of Texas Capital Bancshares, Inc. on December 9, 2019.

Q: What was announced?

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We announced the transformative next step for our company - Texas Capital Bank and Independent Financial will combine in a merger of equals to create the premier Texas-based super regional bank with the enhanced scale and resources to continue serving clients across the United States.

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Together, we will have approximately $48 billion in assets and $39 billion in deposits, creating the largest Texas headquartered bank by Texas deposits with a significant presence in Colorado, giving us a strong presence in some of the fastest growing markets in the United States.

•	We believe that this transaction brings together two relationship-driven, client-focused and founder-led institutions with complementary lines of business and deep benches of talent.

Q: Who is Independent Financial?

•	Many of you may be familiar with Independent Financial, a community financial institution based in McKinney, Texas.

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Independent Financial provides a wide range of relationship-driven banking products and services tailored to meet the needs of businesses, professional organizations, community groups and entrepreneurs, as well as busy families.

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Through our conversations with Independent Financial’s leadership team, we immediately recognized a mutual identity and a shared vision. Independent Financial not only is relationship-driven, culturally-aligned, client-focused and founder-led, but also has complementary business lines that are an outstanding fit with ours.

•	Furthermore, like us, Independent Financial believes in the importance of maintaining important community relationships and continuing its investments to local programs and resources.

Q: Why is Texas Capital combining with Independent Financial?

•	The merger combines two relationship-driven, client-focused and founder-led institutions with complementary lines of business and deep benches of talent.

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Independent Financial has a robust commercial branch network, small business market leadership and solid deposit funding model that will match well with our corporate banking practice, powerful technology and compliance infrastructure.

•	We will be bigger as a result of this transaction, but we recognize the importance of retaining the agile and entrepreneurial identities that have shaped our two companies.

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With our combined scale, a deeply experienced and talented team with similar cultures and focus on superior operational execution, we believe that together, we will be well positioned to generate enhanced value for both companies, our colleagues, clients, communities and shareholders.

Q: What does this mean for me and my job? How will this impact my day-to-day responsibilities? Will this affect our reporting structure?

•	Today’s announcement is just the beginning of the process and it will have no impact on your day-to-day responsibilities right now. Simply put, it remains business as usual at Texas Capital.

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It is important to remember that until the transaction closes, which we expect to occur in mid-2020, Texas Capital and Independent Financial will continue to operate as separate, independent companies.

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In the coming weeks and months, the integration planning team, which will be made up of leaders from both companies, will study processes and begin the work on bringing our two exceptional organizations together.

•	While there are many details still to be worked out, we will keep you informed throughout the process.

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This combination is about building an even stronger company for the future. As such, we believe that many colleagues of Texas Capital and Independent Financial will benefit from enhanced professional development and career opportunities as part of a larger, more diversified organization.

•	Your continued focus on providing the premier client experience and stepping up as true partners in our organization is as important as ever.

Q: Will some positions be eliminated as a result of the transaction?

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This combination is about building an even stronger company for the future. As such, we believe that many colleagues of Texas Capital and Independent Financial will benefit from enhanced professional development and career opportunities as part of a larger, more diversified organization.

•	However, as in any transaction between two public companies of this size, we expect some overlap in functions and a focus on achieving cost savings.

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Texas Capital and Independent Financial are efficient, strong operating companies and the best thing everyone can do is continue to perform at the highest level you possibly can to deliver value for our clients.

•	It is also important to remember that we have only just announced the agreement and many decisions about how we will combine the two companies have not yet been finalized.

•	In the coming weeks and months, the integration planning team, which will be made up of leaders from both companies, will study processes and begin the work on bringing our two organizations together.

•	As always, we are committed to transparency and keeping our colleagues informed as we move through this process.

•	Rest assured, we are committed to supporting our team and treating all team members with respect and dignity through this transition.

Q: Should we expect changes to compensation or benefits?

•	We do not expect any changes to your benefits and compensation at this time.

•	Following the close of the transaction, any changes to compensation and benefit matters will be determined and communicated to you well in advance.

Q: How do the cultures of the two companies compare?

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Through conversations with David Brooks, President and Chief Executive Officer of Independent Financial, and the Independent Financial leadership team, we immediately recognized a mutual identity and a shared vision.

•	Independent Financial not only is relationship-driven, culturally-aligned, client-focused and founder-led, but also has complementary business lines that are an outstanding fit with ours.

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Independent Financial and Texas Capital are ideal partners given our shared commitment to preserving both companies’ strong cultures of collaboration and entrepreneurial spirit in our efforts to deliver premier and differentiated client experiences.

Q: When will the transaction be completed? What approvals are required?

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The transaction is expected to close in mid-2020, subject to satisfaction of customary closing conditions, including receipt of customary regulatory approvals and approval by the shareholders of each company.

•	It is important to remember that until that time, Texas Capital and Independent Financial will continue to operate as separate, independent companies.

Q: What will happen to the Texas Capital brand?

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The Texas Capital brand will be strong with the bank operating under our name. Upon closing of the transaction, however, the name of the combined holding company will be Independent Bank Group, Inc. and trade under the ticker IBTX, on The Nasdaq Stock Market.

•	Independent Financial’s retail locations in Colorado will continue to operate and retain Independent Financial branding.

Q: Who will lead the combined company?

•	The combined company will be led by a board and senior management team comprising members of both Texas Capital and Independent Financial.

•	The new Chairman, President and CEO of the combined company will be David Brooks, President and Chief Executive Officer of Independent Financial.

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David is a proven executive with strong banking and operational expertise, in addition to integrating transactions, and we believe that he is the right individual to lead the combined organization into the future.

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C. Keith Cargill will continue as our CEO until the transaction is complete before transitioning into a new role as Special Advisor to the Chairman, President and CEO for several years to come. In that capacity, he will continue to assist the franchise in talent and client retention in addition to advising on key strategic initiatives.

•	In addition, the combined company’s leadership team will include five current Texas Bank executives and four current Independent Financial executives.

Q: Where will the combined company be headquartered?

•	The corporate headquarters of the combined company will be located in McKinney, Texas.

Q: Why did Keith decide to be an advisor and not a member of the management team or Board?

•	First and foremost, there were no egos involved. We structured this transaction to position the combine company for success.

•	As one of the founders of Texas Capital, Keith has always been steadfast in his commitment to all of you, our clients, our communities and our shareholders.

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While this decision was not taken lightly, it was taken knowing we found a partner in Independent Financial that shares our commitment to preserving both companies’ strong cultures of collaboration, entrepreneurial spirit and deep client relationships.

•	David and Keith agreed that operating as one company and one team on the day of closing is a critical element in achieving our goals as a combined company.

•	In addition to being a trusted advisor, Keith looks forward to cheering on the combined company and David as we embark on this next chapter together.

Q: What are the plans to integrate the two companies?

•	In the coming weeks and months, the integration planning team made up of leaders from both companies will study processes and begin the work on bringing these two exceptional organizations together.

•	There is still a lot of work ahead and decisions to be made. We kindly ask that you understand we might not be able to answer every question immediately.

•	As always, we are committed to transparency and will continue to keep you updated as necessary along the way. In the meantime, please remain focused on serving our clients.

Q: How will this affect our clients? If my clients ask me a question about the merger, how should I respond?

•	This combination will create a full-service financial institution with extensive strategic and client coverage.

•	This includes building enhanced scale allowing further investment in technology to better serve clients across business lines.

•	Importantly, both companies are committed to preserving our premier and differentiated client experiences.

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We will continue operating in the normal course. Clients will see no changes in their banking services and should continue to use their checks, make loan payments, conduct online banking and take advantage of other familiar services as before.

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Talking points will be distributed to help guide conversations with your clients. This announcement is just the beginning of the process and it is okay to acknowledge that you will not have all the answers on day one, but we are focused on a seamless transition for all clients.

Q: What should I say if I’m contacted by media or receive inquiries from individuals outside the company?

•	It is important that we speak with one voice on this matter. If you receive any inquiries, please immediately direct them to shannon.wherry@texascapitalbank.com so we can respond on your behalf.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of Independent Bank Group, Inc. (“IBTX”) and Texas Capital Bancshares, Inc. (“TCBI”). Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on IBTX’s and TCBI’s current expectations and assumptions regarding IBTX’s and TCBI’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect IBTX’s or TCBI’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBTX and TCBI, the outcome of any legal proceedings that may be instituted against IBTX or TCBI, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where IBTX and TCBI do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of IBTX and TCBI successfully, and the dilution caused by IBTX’s issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of IBTX and TCBI disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding IBTX, TCBI and factors which could affect the forward-looking statements contained herein can be found in IBTX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the Securities and Exchange Commission (“SEC”), and in TCBI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, IBTX will file with the SEC a registration statement on Form S-4 to register the shares of IBTX’s capital stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of IBTX and TCBI seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT IBTX, TCBI AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from IBTX at its website, www.ibtx.com, or from TCBI at its website, www.texascapitalbank.com. Documents filed with the SEC by IBTX will be available free of charge by accessing the Investor Relations page of IBTX’s website at www.ibtx.com or, alternatively, by directing a request by telephone or mail to Independent Bank Group, Inc., 7777 Henneman Way, McKinney, Texas 75070, (972) 562-9004, and documents filed with the SEC by TCBI will be available free of charge by accessing TCBI’s website at www.texascapitalbank.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to Texas Capital Bancshares, Inc., 2000 McKinney Avenue, Suite 700, Dallas, Texas 75201, (214) 932-6600.

Participants in the Solicitation

IBTX, TCBI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IBTX and TCBI in connection with the proposed transaction under the rules of the SEC. Certain infsormation regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about IBTX, and its directors and executive officers, may be found in IBTX’s definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019, and other documents filed by IBTX with the SEC. Additional information about TCBI, and its directors and executive officers, may be found in TCBI’s definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 7, 2019, and other documents filed by TCBI with the SEC. These documents can be obtained free of charge from the sources described above.